

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

Via E-mail
William J. Delaney
President and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077

  Re: Sysco Corporation
     Form 10-K for the Fiscal Year Ended June 29, 2013
     Filed August 27, 2013
     File No. 001-06544

Dear Mr. Delaney:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2013

Item 1. Business, page 1

Type of Customer, page 2

1. Please provide further details regarding the "Other" type of customer included in your chart on page 2, including but not limited to the types of customers included in this group. We note that "Other" customers constituted 16% of your sales in each of 2012 and 2011, but increased to 20% of your sales in 2013.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Business Transformation Project, page 19

2. We note your statement on page 18 that that you "have experienced higher operating expenses this fiscal year as compared to fiscal 2012. [Y]our Business Transformation Project has been a primary contributor to this increase." We also note your statement on page 20 that "[d]espite the increase in expense, our cash outlay for our Business Transformation Project, which excludes non-cash software amortization, decreased approximately $48 million as compared to fiscal 2012." Please provide the basis for this disclosure, and reconcile the above statements.

Contractual Obligations, page 39

3. Please confirm that your operating lease obligations are included in your tabular disclosure of contractual obligations under the heading "Long-term non-capitalized leases." If true, revise your disclosure accordingly in future filings. In this regard, we note your disclosure regarding operating leases in Note 11 of your financial statements. Please see Item 303(a)(5)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: E. Terrell Gilbert, Jr., Esq.